Exhibit 4.12

TELECOM EQUITY LINK SCHEME

26 August 2011

Date: 26 August 2011

PART I - PRELIMINARY AND INTERPRETATION

1	Background

1.1	This is the Telecom Equity Link Scheme.

1.2	The Board may from time to time grant long term incentives to Eligible Individuals under the Scheme in the form of Equity Equivalent Units (as described in paragraph 3.2).

2	Interpretation

2.1	In this document unless the context otherwise requires:

Board means the board of directors of Telecom from time to time.

Bonus Issue means any distribution or allocation of securities or other benefits (other than cash) to Shareholders for which Shareholders are not to provide consideration.

Breach means a breach of Telecom’s constitution, the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted, and/or any statute or regulation.

Business Day means a day on which the Exchange is open for trading.

Business Sale means, in respect of a Participant’s Employment:

(a)	the Telecom subsidiary by which that Participant is Employed is disposed of to a person who is not a member of the Group; or

(b)	the business in which that Participant is Employed is disposed of to a person who is not a member of the Group and the Participant, as a result of that disposal, becomes an employee of that person or of an associate of that person, but, for clarity, shall not include the Demerger.

Capital Change means a Rights Offer, Bonus Issue, Capital Return, or any other reconstruction of, or adjustment to (including, without limitation, any share consolidation or subdivision), the capital or capital structure of Telecom of any nature.

Capital Return means any payment of cash to Shareholders which is, or is to be, accompanied by a reduction in the number of Shares, or the proportion of economic interest in Chorus, held by Shareholders to which the Capital Return applies.

Chorus means the New Zealand company that is established out of the Demerger, and that will undertake the business of the supply of fixed access and aggregation services in New Zealand, as the owner and/or operator of a telecommunications network.

Demerger means the proposed Court approved arrangement to effect the demerger and structural separation of Chorus from Telecom.

Eligible Equity Equivalent Units has the meaning given to that term in paragraph 7.4.

Eligible Individuals means all employees of Telecom and its subsidiaries, and any other person or persons, determined by the Board to be eligible to participate in the Scheme from time to time.

Employment means employment by Telecom or any of its subsidiaries and Employed has a corresponding meaning.

Equity Equivalent Unit means an entitlement granted by Telecom to an Eligible Individual pursuant to the Scheme and which entitles the Eligible Individual to a cash amount, payable by Telecom, subject to, and upon the terms and conditions set out in, the Scheme.

Event has the meaning given to that term in paragraph 8.

Exchange means NZX Limited’s NZSX.

Excluded Equity Equivalent Units means (subject to paragraph 7.5), at any date, a Participant’s Equity Equivalent Units:

(a)	the Grant Date of which was less than one year before that date; and

(b)	the Vesting Date of which is more than one year after that date.

Grant means the grant of Equity Equivalent Units.

Grant Date means, in respect of Equity Equivalent Units, the date specified in the Grant Letter relating to those Equity Equivalent Units as being the Grant Date.

Grant Letter has the meaning given to that term in paragraph 3.1.

Group means Telecom and its subsidiaries.

Participant means an Eligible Individual who has received a Grant, and who has not rejected it pursuant to paragraph 4.1.

Payment Amount means the cash amount to be paid by Telecom to a Participant, reflecting the total number of Equity Equivalent Units in respect of which that Participant is entitled to be paid pursuant to either paragraph 5.1 or paragraph 5.2.

Performance Criteria means the performance criteria (if any) applicable to Equity Equivalent Units granted to an Eligible Individual, as advised by Telecom.

Post-Grant Performance Testing means, in respect of Equity Equivalent Units which are subject to Performance Criteria, the process for determining a Participant’s entitlement to a Payment Amount in respect of those Equity Equivalent Units, by reference to that Participant’s performance against the applicable Performance Criteria, provided for in paragraphs 6.1 to 6.3.

Pro Rata Formula means the formula for calculating the number of Equity Equivalent Units applicable to the calculation of a Payment Amount to be paid to a Participant prior to the Vesting Date, as set out in paragraph 7.1.

Redundancy means the termination of Employment by reason of that Telecom employee’s position becoming surplus to Telecom’s requirements, or any other involuntary termination of that employee’s Employment which the Board in its absolute discretion determines constitutes redundancy.

Rights Offer means any offer of securities or benefits to Shareholders for which Shareholders are to provide consideration.

Scheme means this Telecom Equity Link Scheme as amended from time to time.

Share means an ordinary share in Telecom.

Shareholder means a holder of a Share.

Target LTI Value means the overall face value of the long term incentive grant at the time it is made by Telecom, as specified in the applicable Grant Letter.

Telecom means Telecom Corporation of New Zealand Limited.

Test Date means a date, determined by the Board, within 20 Business Days before the Vesting Date.

Vesting Date means, in respect of Equity Equivalent Units, the date specified as such in the Grant Letter relating to those Equity Equivalent Units.

2.2	In this document:

(a)	the singular includes the plural and vice versa, and words importing any gender include the other genders;

(b)	a reference to a person includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(c)	a reference to amend includes modify, delete, add and vary;

(d)	a reference to apply includes apply under assignment or set off;

(e)	where a word or expression is defined, other parts of speech and grammatical forms of that word or expression have a corresponding meaning;

(f)	if anything is required to be done on a day which is not a Business Day, then it shall be effectually done on the next Business Day;

(g)	a reference to a person includes its successors and permitted assigns; and

(h)	headings are inserted for convenience only and shall be ignored in interpretation.

PART II - OPERATION OF THE SCHEME

3	Grants and Nature of Entitlements

3.1	Grants

The Board may, in its absolute discretion, make a Grant to an Eligible Individual. The Board will promptly provide a grant letter to each Eligible Individual when a Grant is made to him or her (“Grant Letter”). Each Grant Letter will:

(a)	enclose a copy of the Scheme;

(b)	specify the Target LTI value;

(c)	specify the Grant Date and the Vesting Date;

(d)	specify the number of Equity Equivalent Units to be granted to the Eligible Individual (where known) and/or the approach by which the number of Equity Equivalent Units granted to the Eligible Individual is to be calculated;

(e)	specify whether any Post-Grant Performance Testing will apply to the Equity Equivalent Units which are the subject of the Grant, and, if so, specify either:

(i)	the Performance Criteria; or

(ii)	when the Performance Criteria will be established by the Board and notified to the Eligible Individual; and

(f)	specify the period during which the Eligible Individual may reject the Grant.

3.2	Nature of Equity Equivalent Units

An Equity Equivalent Unit is not a security issued by Telecom, but rather a mechanism for calculating a cash-based element of an Eligible Individual’s long term incentive remuneration. For completeness, it is noted that, unless expressly provided otherwise in this document or any Grant Letter, no Equity Equivalent Unit will confer an entitlement (of whatever nature) in respect of any dividends or any other distributions paid to holders of Shares in the Company.

3.3	Number of Equity Equivalent Units

The number of Equity Equivalent Units to be granted to an Eligible individual will be calculated based on the approach identified in the Grant Letter.

4	Rejection of Grant

4.1	Opportunity

An Eligible Individual may reject a Grant by giving the Board written notice, accompanied by a copy of the Grant, within 30 Business Days after:

(a)	if no Performance Criteria apply to the Eligible Individual in relation to the relevant Equity Equivalent Units, the date of receipt of the Grant Letter; or

(b)	if Performance Criteria apply to the Eligible Individual in relation to the relevant Equity Equivalent Units, the date the Eligible Individual is advised of those Performance Criteria.

If the Eligible Individual rejects a Grant, the Equity Equivalent Units the subject of that Grant will immediately be cancelled and be of no effect.

4.2	Acknowledgement

In retaining a Grant (and electing not to reject the Grant pursuant to paragraph 4.1), the Eligible Individual acknowledges and agrees that:

(a)	the terms of the Scheme are binding; and

(b)	participation in the Scheme does not affect the terms of their Employment. In no event will Telecom be deemed, by making a Grant or otherwise, to have represented that the Eligible Individual’s Employment will continue until and/or beyond the Vesting Date.

5	Participant’s Entitlement to Payment Amount

5.1	Entitlement of Participants Subject to Post-Grant Performance Testing

Subject to the terms and conditions of this Scheme, a Participant whose applicable Equity Equivalent Units under the Scheme are subject to Post-Grant Performance Testing shall be entitled to payment of a cash amount by Telecom (“Payment Amount”) reflecting the total number of such Equity Equivalent Units in respect of which Telecom determines payment is to be made under the Scheme. Such Payment Amount shall be determined in accordance with paragraphs 6.2 to 6.4, and such determination shall be made by reference to that Participant’s performance against the Performance Criteria applicable to him or her.

5.2	Entitlement of Participants not Subject to Performance Criteria

A Participant whose applicable Equity Equivalent Units under the Scheme are not subject to Post-Grant Performance Testing shall be entitled to a Payment Amount reflecting the total number of such Equity Equivalent Units granted to that Participant, subject to and upon the terms and conditions set out in the Scheme. Such Payment Amount shall be determined in accordance with paragraph 6.4.

6	Procedure for Determination and Payment

6.1	Establishment of Performance Criteria

Where a Grant Letter provides for Post-Grant Performance Testing in respect of Equity Equivalent Units granted to a Participant, the Performance Criteria shall be established by the Board and notified to the Participant at such time as the Board determines.

6.2	Board Determination

Where Performance Criteria are applicable to a Participant, on the Test Date and at such other times as provided for under paragraph 7 the Board will determine:

(a)	whether the Participant may be entitled to a Payment Amount by measuring actual performance against the Performance Criteria applicable to that Participant in relation to the relevant Equity Equivalent Units; and

(b)	if so, based on that assessment of performance, the number of Equity Equivalent Units in respect of which payment is to be made to that Participant (up to a maximum of 100% of the applicable Equity Equivalent Units granted to the Participant in respect of which the assessment is being made).

6.3	Notification

After the making of a determination under paragraph 6.2 in respect of a Participant the Board will notify that Participant in writing of the determination.

6.4	Calculation of the Payment Amount

The Payment Amount in respect of each Equity Equivalent Unit in respect of which payment is to be made will be an amount equal to the volume weighted average market price of Telecom Shares reported on the NZSX for the most recent 20 Business Days on which Telecom Shares could be traded, ending on the Vesting Date (or, if paragraph 7 applies, on such date as determined by the Board as being appropriate in the circumstances).

6.5	Payment

Telecom will calculate and pay any Payment Amount due under the Scheme to a Participant (whether that Participant is subject to Post-Grant Performance Testing or not) as soon as reasonably practicable after the Vesting Date, or at a time of its choosing where the Payment Amount is to be paid pursuant to the provisions in paragraph 7.

Telecom will not make any part payments prior to the Vesting Date except as detailed in paragraph 7.

The Payment Amount will be a gross cash amount. For the avoidance of doubt, the Payment Amount will be paid to the Participant less tax at the highest marginal tax rate applying to the Participant and less the amount of any Kiwisaver deductions and employer contributions required, or any other deductions as required by law.

Any Payment Amount will not be taken into account when calculating a Participant’s entitlement to annual leave, long service leave, or on termination of the Participant’s employment.

Telecom shall have complete discretion in regard to whether to make any payment, when to make a payment and to determine the size of the payment.

PART III - TERMINATION OF EMPLOYMENT

7	Termination of Employment

Termination by Telecom on Notice

7.1	If the Participant ceases to be Employed due to:

(a)	termination of their employment agreement by a member of the Group on notice (in accordance with the Participant’s employment agreement) on or after the date which is half way through the period from the Grant Date to the Vesting Date of the Grant; or

(b)	any other reason as specified in the Grant Letter,

then:

(c)	in all cases the Board will calculate the number of Equity Equivalent Units in respect of which a Payment Amount is to be paid in accordance with the following formula (“Pro Rata Formula”):

number of Equity Equivalent Units = A	×	N
T

Where:

A	total number of Equity Equivalent Units in the Grant;

N	is the number of days from the Grant Date to the date the Participant ceases Employment; and

T	is the number of days from the Grant Date to the Vesting Date of the Grant,

(d)	if the Grant Letter provides for Post-Grant Performance Testing in respect of a relevant Equity Equivalent Units granted to the Participant, the Board will then make a determination pursuant to paragraph 6.2 but relating to the number of Equity Equivalent Units determined as being applicable under the Pro Rata Formula.

7.2	If the Participant ceases to be Employed due to termination of their employment agreement (otherwise than in circumstances where paragraph 7.1 would apply):

(a)	by a member of the Group for disability (in accordance with the Participant’s employment agreement); or

(b)	as a result of the Participant’s death or Redundancy, which event occurs on or after the date which is half way through the period from the Grant Date to the Vesting Date of the Grant,

the Board may, in its absolute discretion, calculate and pay a Payment Amount in accordance with the Pro Rata Formula, provided that it first make a determination pursuant to paragraph 6.2 if the Grant Letter provides for Post-Grant Performance Testing in respect of a Participant.

Termination by Telecom Without Notice

7.3	If the Participant ceases to be Employed due to termination of their employment agreement by a member of the Group without notice (in accordance with the Participant’s employment agreement) all of their Equity Equivalent Units will immediately be cancelled and be of no effect, so that the Participant will have no entitlement to any payment whatsoever in relation to those Equity Equivalent Units.

Business Sale

7.4	If a Business Sale occurs, then for each Participant whose Employment is subject to a Business Sale, the Board will determine:

(a)	the number of the Participant’s Equity Equivalent Units which are not Excluded Equity Equivalent Units (“Eligible Equity Equivalent Units”); and

(b)	the number of Eligible Equity Equivalent Units in respect of which a Payment Amount is to be paid, which shall be:

(i)	in the case of Eligible Equity Equivalent Units which are not subject to Post-Grant Performance Testing, all such Eligible Equity Equivalent Units;

(ii)	in the case of Eligible Equity Equivalent Units which are subject to Post-Grant Performance Testing, the number of such Eligible Equity Equivalent Units as determined by the Board pursuant to paragraph 6.2 (but with such determination relating only to the Eligible Equity Equivalent Units).

7.5	The Board may at any time, in its absolute discretion, determine (either generally or in respect of specific Participants or Equity Equivalent Units) that Equity Equivalent Units which would otherwise be Excluded Equity Equivalent Units in terms of the definition of that term are not to be treated as Excluded Equity Equivalent Units.

PART IV - CORPORATE EVENTS

8	Adjustment

8.1	Subject to paragraph 8.2, if:

(a)	there occurs any offer for or acquisition of securities of Telecom, reconstruction or amalgamation affecting Telecom, Capital Change, disposal of businesses or assets of the Group, or other event of any nature which in the opinion of the Board affects or may affect the position or rights of, or benefits to, the Participant or Telecom in respect of the Scheme (other than the Demerger) (collectively an “Event”); and

(b)	either that Event is not provided for under Scheme, or in the opinion of the Board the manner in which the Scheme applies on the occurrence of that Event produces a result which is inappropriate or unfair to the Participant or to Telecom or to both, the Board may make such alterations or adjustments to the number of Equity Equivalent Units granted to, or held by, Participants, to the Scheme and/or to the rights, obligations, or benefits of the Participant or Telecom and/or take or cause Telecom to take such steps, as in the opinion of the Board are appropriate or desirable as a result of the occurrence of that Event.

8.2	Nothing in paragraph 8.1 shall apply in respect of a Business Sale (which shall instead be governed by paragraph 7.4 ).

PART V - GENERAL

9	No Divestment

9.1	An Eligible Individual or Participant may not (including by operation of law) transfer, assign, or otherwise dispose of or create any interest (including any security, or legal or equitable interest) in or under a Grant made to that person.

10	Administration of Scheme

10.1	The Board will administer all aspects of the Scheme. Any matter to be determined by Telecom or the Board will be determined as the Board sees fit in its sole and absolute discretion. The decision of the Board as to:

(a)	the exercise of any discretion conferred on the Board or Telecom by the Scheme;

(b)	the interpretation of this document or any Grant Letter;

(c)	any other matter touching upon the Scheme,

shall be conclusive and binding on the Eligible Individual or Participant and Telecom and shall not be capable of being challenged or appealed.

10.2	The Board may delegate (to the extent permitted by law) to any person (and revoke any delegation of) any or all of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and references to Telecom and the Board will be construed accordingly.

11	Amendment

11.1	Telecom may from time to time, subject to paragraph 11.2:

(a)	vary any term of an Eligible Individual’s or Participant’s participation in the Scheme, with the agreement of the Eligible Individual or Participant; or

(b)	amend the Scheme, if it considers that:

(i)	the interests of the Eligible Individual or Participant are not materially prejudiced; or

(ii)	the amendment is fair and appropriate having regard to the proper interests of the Eligible Individual or Participant, Telecom, and/or shareholders of Telecom; or

(c)	terminate the Scheme.

11.2	Telecom:

(a)	may not amend the Scheme (or vary any term of the Eligible Individuals’ participation in the Scheme) if this would give rise to a Breach; but

(b)	may amend or terminate the Scheme if Telecom considers that this would avoid giving rise to a Breach.

11.3	Telecom will give notice of any amendment to or termination of the Scheme to the Participants. At such time the Board may make such alterations to the rights, obligations, or benefits of the Participant or Telecom and/or take or cause Telecom to take such steps, as in the opinion of the Board are appropriate or desirable to achieve what the Board considers to be a fair and equitable outcome to Participants and Telecom.

12	Miscellaneous

12.1	All actions (including directions) and consequences deemed to occur under the Scheme will occur irrevocably and unconditionally (subject to paragraphs 11.1 to 11.3).

12.2	If a calculation under the Scheme produces a fraction of a cent, the product will be rounded to the nearest whole number favourable to the Eligible Individual or Participant.

12.3	The Scheme and any applicable Grant Letter represent all of the terms on which Equity Equivalent Units are granted and paid under the Scheme, except those which Telecom implies to give effect to the Scheme.

12.4	No failure, delay or indulgence by Telecom in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

12.5	Any dispute which arises under the Scheme will be determined by Telecom. Telecom’s decision will be final.

12.6	All notices and other communications under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given:

(a)	the addresses and facsimile numbers of Telecom and the Eligible Individual or Participant are those set out in the Grant; and

(b)	notices or communications to Telecom will be addressed and marked to the attention of Telecom’s Company Secretary.

Any notice or communication will be deemed to have been received:

(a)	at the time of delivery, if delivered by hand;

(b)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(c)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

12.7	In the event of any actual or alleged conflict or inconsistency between the terms and conditions of this Scheme and any Grant Letter, the Board shall determine which document shall prevail in accordance with paragraph 10.1 of this document.

12.8	The Scheme will be governed by and construed in accordance with New Zealand law.